

May 21, 2013

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re:** **Erickson Air-Crane Incorporated**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 9, 2013**
> **File No. 001-35482**

Dear Mr. Ryan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 6. Selected Financial Data, page 34

EBITDA Reconciliation, page 38

1. It appears the line item "Income Expense" in the Net Income to EBITDA reconciliation represents "Interest Expense." Please make the correction in future filings.

2. We note that you have included the item "Non-cash charges from awards to employees of equity interests" in your reconciliation of net income to EBITDA. The terms EBIT and EBITDA have a wide and recognized existing use. For that reason, the elimination of compensation charges from EBITDA is not appropriate. Please revise in future filings. If this type of charge is considered in the calculation of Bank EBITDA, it should be reflected in

the reconciliation of EBITDA to Bank EBITDA only. In this regard, we note that it is included as a reconciling item to Adjusted EBITDA in your Form 10-Q for the quarterly period ended March 31, 2013.

3. As a related matter, reference is made to the reconciliations presented on page 9 of your press release dated May 9, 2013. The amortization of aircraft component overhauls adjustment should be presented as a component of "Adjusted EBITDA" rather than as a component of "EBITDA." Please revise your presentation accordingly in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Trends and Uncertainties Affecting Our Business, page 45

4. Reference is made to your discussion of the "Greece Receivable" on page 46. In view of the 2012 decision by the government of Greece to withhold payment on a $5.8 million receivable pending resolution of certain tax matters, please discuss in your response the consideration given to reclassifying this receivable balance to non-current assets as of December 31, 2012 and/or March 31, 2013.

Results of Operations, page 48

General
5. We note that you have discussed changes in Revenues and Gross Profit, but have not specifically discussed changes in Costs of Revenues. The disclosure on page 44 indicates Costs of Revenues includes items such as raw materials and plant labor and overhead including related employee benefits, fuel, and labor. Changes in each of these major components should be specifically discussed. Further, you should specifically discuss the impact of fuel surcharge revenue on revenues and net fuel expense.

Critical Accounting Policies and Estimates, page 56

6. Refer to your discussion titled "Emerging Growth Company" on page 68. We assume that you have elected not to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. If our assumption is correct, please revise future filings to clearly state this fact. If our assumption is not correct, please advise.

Contractual Obligations, page 64

7. Please revise your tabular presentation in future filings to include projected interest payments. To the extent your credit facilities calculate interest at variable rates, please disclose the basis on which you have calculated the projected interest payment.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Management's Discussion and Analysis

Recent Developments, page 17

8. We note the disclosure here and in your Form 8-K filed March 7, 2013 that you have agreed
    to binding terms for the HRT acquisition, and that, as disclosed in Exhibit 99.2 to the
    aforementioned Form 8-K, you had received firm commitments to expand your credit
    agreement to facilitate the funding of the purchase price. As such, it appears this acquisition
    is probable. Please tell us how you have assessed this transaction for significance, and what
    financial statements you would include in any registration statements filed. In this regard, we
    note the disclosure in your Form 8-K filed May 2, 2013 that, in connection with the issuance
    of the $400 million of 8.25% Second Priority Senior Secured Notes due 2020, you agreed to
    use commercially reasonable efforts to register such Notes.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

    You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if
you have questions regarding comments on the financial statements and related matters. Please
contact me at (202) 551-3211 with any other questions.

                                        Sincerely,

                                        /s/ David R. Humphrey

                                        David R. Humphrey
                                        Accounting Branch Chief